Direct Dial: 216.348.5411

E-mail: mmeaney@mcdonaldhopkins.com

December 3, 2012

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:

Ancora Trust

Investment Company Act File No. 811-2141

Amendment to Form N-1A Registration Statement pursuant to Rule 485(a)(2)

Filed September 28, 2012

Dear Mr. Eskildsen:

This letter responds to comments provided by you in our telephone conference of November 8, 2012 and in your voicemail of November 13, 2012.

1.

In each Fee Table, footnote 1 (relating to redemption fees) will be deleted and the information will be included in the line item for redemption fees in the table.

2.

In the Expense Example for Ancora Income Fund, the dollar amounts for Class I Shares will be corrected.

3.

In the Fund Summary for each Fund, the paragraph relating to temporary defensive positions will be deleted and moved to the body of the Prospectus.

4.

In each Fund Summary, under the heading “Dividends, Capital Gains and Taxes”, a sentence will be added indicating that shares held in a tax-deferred account may be taxed when they are withdrawn from the account.

5.

In the Expense Example for Ancora Equity Fund, the dollar amounts for Class I Shares will be corrected (not noted by you but subsequently identified by the Fund).

6.

In the Fund Summary for Ancora Equity Fund, under “Principal Investment Strategies”, it will be stated that the Fund emphasizes a blended value and growth style of investing.

7.

In the Expense Example for Ancora/Thelen Small-MidCap Fund, the 5-year and 10-year dollar amounts will be deleted.

8.

In the Fund Summary for Ancora/Thelen Small-MidCap Fund, the second sentence under “Portfolio Manager” will be deleted.

9.

In the Fund Summary for Ancora MicroCap Fund, the information in the bar chart for 2008 will be deleted.

10.

In the Fund Summary for Ancora Special Opportunity Fund, under “Investment Objective”, the following words will be added:  “a combination of income and capital appreciation in the value of its shares.”

11.

In the Expense Example for Ancora Special Opportunity Fund, the dollar amounts for Class C Shares will be corrected.

12.

You commented that additional disclosure in response to Items 9(a), 9(b) and 9(c) should be provided in the body of the Prospectus, unless the Funds believes that the requirements of such Items are satisfied by the disclosures in the Fund Summaries.  The Funds believes that the disclosure in the Fund Summaries regarding Principal Investment Strategies and Principal Risks do satisfy Items 9(b) and 9(c).  Therefore, no additional disclosure will be provided.

13.

Under the Prospectus heading “Portfolio Managers”, the description for Dan Thelen will be revised to clarify that he is portfolio manager of Ancora/Thelen Small-MidCap Fund and to provide time periods for his prior experience.

14.

The section of the Prospectus entitled “Abusive Trading Practices” will be expanded to include a more detailed description of policies and procedures adopted by the Board, as specified in Item 11(e)(4) of Form N-1A.

15.

On the back cover of the Prospectus, the zip code for the Commission will be corrected.

16.

On the cover page of the Statement of Additional Information, the classes and ticker symbols will be included.

17.

In the section of the SAI entitled Management of the Funds, (i) a description of the leadership structure of the Board will be included pursuant to Item 17(b)(1), (ii) a description of the specific experience, qualifications, attributes or skills of each Trustee will be added pursuant to Item 17(b)(10), and (iii) a footnote to the Trustee table will indicate that no other directorships were held during the last five years.

The Trust is today filingan Amendment to the Registration Statement pursuant to Rule 485(b) reflecting the above-described revisions and specifying an effective date of January 1, 2013.

Ancora Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Meaney